
August 6, 2021

Harold W. Andrews, Jr.
Chief Financial Officer
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA 92612

> **Re: Sabra Health Care REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 001-34950**
> **Form 8-K**
> **Filed May 5, 2021**
> **File No. 001-34950**

Dear Mr. Andrews:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction